Consolidated Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

Years Ended December 31, 2011 and 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc., which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tahoe Resources Inc. as at December 31, 2011 and December 31, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

March 8, 2012

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets (Expressed in Thousands of United States Dollars)

		December 31,	December 31,
	Notes	2011	2010

Assets
Current assets:
Cash and cash equivalents		$349,837	$436,462
Other current assets		276	201
		350,113	436,663
Non-current assets:
Mineral property, land, plant	(4)
and equipment, net		563,216	521,432
Deposits		8,676	25
		571,892	521,457

Total Assets		$922,005	$958,120

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$9,209	$2,595
Income tax payable		602	197
		9,811	2,792
Non-current liabilities:
SARs liability	(6)	540	269
Total Liabilities		10,351	3,061

Shareholders’ equity:
Share capital	(5)	972,569	951,135
Reserves		16,261	11,934
Deficit		(77,176)	(8,010)
Total Shareholders' Equity		911,654	955,059

Total Liabilities and Shareholders' Equity		$922,005	$958,120

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

Dan Rovig (signed)	Kevin McArthur (signed)
Director	Director and Chief Executive Officer

March 8, 2012	1

Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of United States Dollars, Except per Share Information)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2011	2010

Operating Expenses:
Escobal project expenses	(7)	$39,564	$4,429
Exploration	(8)	10,039	2,455
General and administrative expenses	(9)	19,092	12,390
Operating loss		(68,695)	(19,274)

Other Income and expenses:
Gain (loss) on foreign exchange		(4,000)	10,730
Interest income, net		3,963	731
Gain (loss) on disposal of asset		(3)	-
Other expenses		(25)	-
Loss before income tax		(68,760)	(7,813)

Income tax expense		(406)	(197)
Loss for the period		(69,166)	(8,010)

Other comprehensive loss		-	-
Comprehensive loss		$(69,166)	$(8,010)

Loss per share:
Basic loss per share		$(0.48)	$(0.12)
Diluted loss per share		(0.48)	(0.12)
Weighted average number of shares outstanding		142,798,309	67,801,597

See accompanying notes to consolidated financial statements.

March 8, 2012	2

Consolidated Statements of Cash Flows (Expressed in Thousands of United States Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2011	2010
Cash provided by (used in):
Operations:
Loss for the year		$(69,166)	$(8,010)
Items not involving cash:
Depreciation		1,200	19
Share based payments		12,039	7,561
Unrealized foreign exchange loss (gain)		4,000	(10,730)
Interest income		(3,963)	(731)
Other, net		187	-
Changes in non-cash working capital and other:
Other current assets		(75)	(226)
Accounts payable and accrued liabilities		5,888	1,531
Accrued taxes		406	197
		(49,484)	(10,389)
Investing:
Interest received		3,963	731
Mineral property acquired	(4)	-	(226,781)
Land acquisitions		(6,651)	(20,340)
Plant and equipment additions		(36,715)	(917)
Proceeds on disposition of equipment		10	-
Decrease (Increase) in deposits		(8,466)	-
Purchase of short-term investments		(161,902)	-
Redemption of short-term investments		161,902	-
		(47,859)	(247,307)
Financing:
Proceeds received from shares issued prior to IPO		-	3,286
Issuance of share capital under IPO and over-allotment, net of issuance costs	(5)	-	340,388
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		15,311	4,482
Underwritten offering, net of issuance costs	(5)	(593)	335,272
		14,718	683,428

Effect of exchange rates on cash and cash equivalents		(4,000)	10,730

Increase (decrease) in cash		(86,625)	436,462
Cash and cash equivalents, beginning of period		436,462	1
Cash and cash equivalents, end of period		$349,837	$436,462

See accompanying notes to consolidated financial statements.

March 8, 2012	3

Consolidated Statement of Changes in Equity (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2011and 2010

			Share Based
	Number	Share	Payments
	of Shares	Capital	Reserve	Deficit	Total
Issuance of one share on incorporation, at CAN$1.00 being balance at December 31, 2009	1	$-	$-	$-	$-
Shares issued on conversion of Director loans:
Converted at CAN$0.25 per share	1,600,000	385	-	-	385
Converted at CAN$2.00 per share	750,000	1,401	-	-	1,401
Shares issued for cash:
Issued to Directors at CAN$2.00 per share	750,000	1,500	-	-	1,500
Initial Public Offering at CAN$6.00 per share, net of issuance costs	58,000,000	300,938	7,083	-	308,021
Over allotment at CAN$6.00 per share, net of issuance costs	5,800,000	32,028	-	-	32,028
Underwriters Warrants exercised at CAN$6.00 per share	762,140	6,014	(1,532)	-	4,482
Exercise of stock options	2,500	16	(16)	-	-

Underwritten offering at CAN$14.10 per share, net of issuance cost	24,959,692	334,736	-	-	334,736
Shares issued to non-employee as compensation for services	60,000	340	-	-	340
Shares issued on acquisition of mineral property	48,130,304	273,413	-	-	273,413
Shares issued under Restricted Share
Award (RSAs) compensation plan:
Issued to Directors	60,000	364	-	-	364
Share based payments	-	-	6,399	-	6,399
Loss for the period	-	-	-	(8,010)	(8,010)
Balance December 31, 2010	140,874,637	951,135	11,934	(8,010)	955,059
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share	2,185,420	17,808	(4,417)	-	13,391
Exercise of stock options	290,000	2,668	(746)	-	1,922
Underwritten offering at CAN$14.10 per share issuance costs	-	(25)	-	-	(25)
Shares issued under Restricted Share Award (RSAs) compensation plan:	35,000	728	-	-	728
Shares issued under Deferred Share Award (DSAs) compensation plan:	42,000	255	(255)	-	-
Share based payments	-	-	9,745	-	9,745
Loss for the period	-	-	-	(69,166)	(69,166)
Balance December 31, 2011	143,427,057	$972,569	$16,261	$(77,176)	$911,654

See accompanying notes to consolidated financial statements.

March 8, 2012	4

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

1.	OPERATIONS

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009 under the name of CKM Resources Inc. On January 13, 2010, the Company changed its name to Tahoe Resources Inc. These consolidated financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation and statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in United States dollars, which is the Company’s and all of its subsidiaries’ functional currency. Certain values are presented in Canadian dollars and described as CAN.

Effective for the year ending December 31, 2011, the Company has changed the classification of expenses within its statement of operations from the nature form to the function form. Upon a review of the presentation of the financial statements and given the evolving nature of the Escobal Project, management has concluded that the function form is more relevant to users of the financial statements and provides reliable information. Additional information required to be disclosed on the nature of expenses because of the use of the function form is provided in notes 7, 8 and 9. Certain other prior year balances have been reclassified to conform to the current year presentation.

The Board of Directors authorized issuance of the consolidated financial statements on March 8, 2012.

	b)	Basis of consolidation:
The financial statements of the subsidiaries controlled by the Group are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-Group balances and transactions, including any unrealized income and expenses arising from Intra-Group transactions, are eliminated in full on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

March 8, 2012	5

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	c)	Foreign currency:

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

	d)	Non-derivative financial assets:
The Group has only one classification of non-derivative financial assets being loans and receivables.

The Group Initially recognizes loans and receivables and deposits on the date that they originated.

The Group no longer recognizes the financial assets when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Loans and receivables with fixed or determinable payments that are not quoted in an active market are considered financial assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise other receivables and cash and cash equivalents. Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and Guarantee Investment Certificates (GICs) callable on demand.

	e)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

	f)	Share based payments:

Share based compensation arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Group receives the goods or the services.

March 8, 2012	6

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of options on the date of the grant is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date and at settlement date using the Black-Scholes option pricing model. Any changes in the fair value of the liability are recognized in profit or loss for the period.

g)	Exploration and evaluation expenditures:

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalized exploration and evaluation costs are classified as mineral property within mineral property, plant and equipment.

General and administrative costs are expensed as incurred.

h)	Mineral property, land, plant and equipment:

Development expenditures directly attributable to a mineral property for which technical feasibility and commercial viability of the extraction of mineral resources has been demonstrated are capitalized as incurred.

Mineral properties, land, plant and equipment values are carried at cost, less accumulated depreciation and accumulated impairment losses.

Cost consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Capitalized mineral property costs will be amortized using the unit of production (UOP) method commencing with commercial production.

For all other assets depreciation is recognized in profit or loss on a straight line (SL) basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 12 years.

March 8, 2012	7

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to the higher of the value in use or fair value less selling costs. Impairment write downs are charged to profit or loss in the period such a determination is made.

Equipment is written-off upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

	i)	Impairment:

At the end of each reporting period the carrying amounts of the Group’s long lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

	j)	Provision for site reclamation and asset decommissioning:

The Group recognizes a liability for site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of costs can be made. The Group records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional asset retirement costs). The Group has no material asset retirement obligations as at December 31, 2011 and 2010.

March 8, 2012	8

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

	k)	Income taxes:

Income tax on the profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

	l)	Non-derivative financial liabilities:

The Group has the following non-derivative financial liabilities: accounts payable, accrued liabilities and non-current SARs liability. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

	m)	Loss per share:

The Group presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period.

Diluted LPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options granted to employees and warrants to purchase shares. Diluted LPS equals basic LPS for the periods presented as all potential shares are anti-dilutive.

March 8, 2012	9

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

	n)	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

Note 4 – Mineral property and equipment; and Note 6 – Share based payments.

	o)	New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

	p)	Short-term investments:
Short-term investments consist of investments held at large Canadian financial institutions with terms to maturity of greater than 90 days when acquired.

3.	CAPITAL MANAGEMENT

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Group’s approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

March 8, 2012	10

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and	Mineral		Construction
	equipment	Property	Land	in Progress	Total
Cost
Balance at January 1, 2010	$-	$-	$-	$-	$-
Additions	917	500,194	20,340	-	521,451
Balance at December 31, 2010	$917	$500,194	$20,340	$-	$521,451
Additions	16,221	-	6,651	20,124	42,996
Disposal	(15)	-	-	-	(15)
Balance at December 31, 2011	$17,123	$500,194	$26,991	$20,124	$564,432

Accumulated Depreciation
Balance at January 1, 2010	$-	$-	$-	$-	$-
Additions	(19)	-	-	-	(19)
Balance at December 31, 2010	$(19)	$-	$-	$-	$(19)
Additions	(1,200)	-	-	-	(1,200)
Dispossal	3	-	-	-	3
Balance at December 31, 2011	$(1,216)	$-	$-	$-	$(1,216)
Carrying Amounts
At December 31, 2010	$898	$500,194	$20,340	$-	$521,432
At December 31, 2011	$15,907	$500,194	$26,991	$20,124	$563,216

Acquisition of Escobal
On May 3, 2010, the Company entered into a purchase and sale agreement (the “Agreement”) to purchase the Escobal Project (“Escobal”), a gold and silver mining project located in Guatemala from Goldcorp Holdings (Barbados) Ltd. and Guatemala Holdings Ltd., wholly owned subsidiaries of Goldcorp Inc. (collectively, the “Vendors”). The agreed consideration deliverable by the Company to the Vendors on closing consisted of both cash and equity in the Company. Closing of the acquisition was subject to the Company performing a successful Initial Public Offering (“IPO”). The terms of the Agreement required that the Company issue to the Vendors such number of shares of the Company equal to 40% of the issued and outstanding shares of the Company on a fully-diluted basis taking into account the shares of the Company that would be issued upon exercise of an over-allotment option. The cash component was also subject to adjustment on exercise of the over allotment option.

On June 8, 2010, the Company completed its IPO and immediately after completed the purchase of Escobal from the Vendors. The purchase price was paid through the issuance of 43,686,667 common shares of the Company, and cash payments in the aggregate of $224,792.

March 8, 2012	11

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT (Continued)

On June 17, 2010, the over allotment option was exercised and, as per the terms of the Agreement, the Company issued an additional 4,079,333 common shares to the Vendors so that the Vendors maintained an aggregate 40% interest in the Company. The Company also received $22,225 in cash back from the Vendors.

As per the Agreement, the Company also paid the Vendors an additional $2,002 as reimbursement of land acquisition costs incurred at Escobal since February 12, 2010 and up to the closing date.

Escobal is a recent discovery of silver, gold, lead and zinc mineralization in southeast Guatemala.

Purchase price:
47,766,000 common shares	$271,315
Cash consideration	224,570
495,885
Acquisition costs*:
Cash	2,211
364,304 common shares	2,098
4,309
Total	$500,194

*

The Company’s financial advisor with respect to the acquisition of Escobal was entitled to receive a fee equal to 0.85% of the deemed purchase price, payable at the option of the Company in cash or partially in cash and common shares of the Company.

The acquisition costs have been allocated in their entirety to mineral property.

For the year ended December 31, 2011, capital additions to The Escobal Project included $6.7 million in land, $1.5 million in vehicles, $0.5 million in temporary buildings, $14.6 million in mine equipment and $20.1 million in construction in progress.

March 8, 2012	12

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

5.	SHARE CAPITAL

	Number of	Amount
	shares
Authorized:
Unlimited number of voting common shares without par value. Holders of common shares are entitled to one vote per share at meetings of the Company.
Issued:
Issuance of one share on incorporation at CAN$1.00, being balance at December 31, 2009	1	$-
Shares issued on conversion of Director loans:
Shares at CAN$0.25 per share (a)	1,600,000	385
Shares at CAN$2.00 per share (a)	750,000	1,401
Shares issued for cash:
Issued to Directors at CAN$2.00 per share (a)	750,000	1,500
IPO, net of issuance costs (b)	58,000,000	300,938
Over allotment, net of issuance costs (b)	5,800,000	32,028
Underwritten offering at CAN$14.10 per share, net of issuance cost (e)	24,959,692	334,736
Underwriter warrants exercised at CAN$6.00 per share	762,140	6,014
Exercise of stock options	2,500	16
Shares issued on acquisition of mineral property:
Issued to Vendor (c)	43,686,667	247,467
Issued to Vendor (c)	4,079,333	23,847
Issued to Advisor (c)	364,304	2,099
RSAs issued:
Issued to Directors (d)	60,000	364
Shares issued to non-employees as compensation for services (b)	60,000	340
Balance December 31, 2010	140,874,637	951,135
Shares issued for cash:
Underwriters warrants exercised at CAN$6.00 per share	2,185,420	17,808
Exercise of stock options	290,000	2,668
Underwritten offering costs	-	(25)
RSAs issued:
Issued to Directors	35,000	728
DSAs issued:
Issued to Executives and key employees	42,000	255
Balance December 31, 2011	143,427,057	$972,569

March 8, 2012	13

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

5.	SHARE CAPITAL (CONTINUED):

Issuance of common shares

	a)	Shares issued to directors
See note 12 for a description of these issuances.

	b)	Initial Public Offering (IPO) and over-allotment

On June 8, 2010, the Company completed its IPO of 58,000,000 common shares at a price of CAN$6.00 per share for gross proceeds of $328,550 or $300,938 net of share issuance costs. The Underwriters were paid a cash fee of 5.5% of the gross proceeds and were issued Underwriter warrants entitling the Underwriters to purchase 3,190,000 shares of the Company at CAN$6.00 per share exercisable until June 8, 2012. In addition, the Company issued 60,000 shares to a consultant as compensation for services performed during the IPO process.

On June 17, 2010, pursuant to the full exercise of an over-allotment option of the Underwriters in connection with the IPO, the Company completed the sale of an additional 5,800,000 common shares of the Company at a price of CAN$6.00 per share for gross proceeds of $33,891 or $32,028 net of share issuance costs. The Underwriters were paid a cash fee of 5.5% of the gross proceeds of the over allotment and were also issued Underwriter warrants entitling the Underwriters to purchase 319,000 shares at CAN$6.00 per share exercisable until June 8, 2012.

Gross IPO and over-allotment proceeds	$362,442
Cash share issuance costs paid including Underwriter fees	(22,054)
340,388
Non cash share issuance costs*	(7,422)
Total	$332,966

*

Non cash transaction costs consisted of compensation options issued to the Underwriters and shares issued to non-employees for services related to the IPO. Refer to note 6 for further details on the valuation of these share based payments.

c)	Escobal acquisition

As part of the consideration for the acquisition of Escobal, the Company issued 47,766,000 common shares to the Vendors (June 8, 2010 – 43,686,667 and June 17, 2010 – 4,079,333 common shares) as per the terms of the Agreement. Refer to note 4 for additional details.

The Company also issued 364,304 shares to its financial advisor for assistance in the acquisition of Escobal. Refer to note 4 for further details.

March 8, 2012	14

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

5.	SHARE CAPITAL (CONTINUED):

	d)	RSAs issued to Directors

On June 8, 2010 under the Company’s Share Option and Share Incentive Plan (“Share Plan”), the Company granted 60,000 common shares to the Directors which vested immediately. However, pursuant to the terms of the Agreement these shares cannot be traded before June 8, 2012.

The Company has also issued share options (see note 6).

	e)	Underwritten Offering

On December 23, 2010 the Company completed an equity financing resulting in the issuance of an additional 24,959,692 common shares (including the exercise in full of the over-allotment option of 3,255,612 common shares) at a price of CAN$14.10 per common share for aggregate gross proceeds to the Company of $346,466 ($334,736 net of share issuance costs). Other transaction costs of $536 were accrued at December 31, 2010.

As part of the Underwritten Offering, Goldcorp purchased 10,285,692 common shares which maintained their percentage interest in the Company at the same level as before the offering. Under the Agreement, Goldcorp has the right to purchase shares to maintain its percentage interest in the Company in the event the Company issues shares pursuant to an equity financing or a non-cash transaction. This right is available to Goldcorp unless its interest falls below 20% for a continuous period of at least thirty days.

6.	SHARE-BASED PAYMENTS

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At December 31, 2011, the Group has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

March 8, 2012	15

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

6.	SHARE BASED PAYMENTS (CONTINUED)

The number and weighted average exercise price of share options at December 31, 2011 and 2010 is as follows:

	Weighted average	Number
	exercise price CAN$	of options
Outstanding at January 1, 2010	-	-
Granted	6.93	2,550,000
Exercised	11.15	(2,500)
Outstanding at December 31, 2010	6.93	2,547,500
Granted	18.00	432,000
Exercised	6.69	(290,000)
Outstanding at December 31, 2011	8.84	2,689,500
Exercisable at December 31, 2010	6.93	849,167
Exercisable at December 31, 2011	7.09	1,505,000

On June 10, 2010, the Company granted stock options to Directors and employees for the acquisition of up to 2,250,000 common shares exercisable at a price of CAN$6.40 per share on or before June 10, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

On November 10, 2010, the Company granted stock options to executives and employees for the acquisition of up to 240,000 Common Shares exercisable at a price of CAN$11.15 per share on or before November 10, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

On December 7, 2010, the Company granted stock options to employees for the acquisition of up to 60,000 Common Shares exercisable at a price of CAN$14.80 per share on or before December 7, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

On March 3, 2011, the Company granted stock options to employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On May 3, 2011, the Company granted stock options to one new Director and employees for the acquisition of up to 45,000 and 42,000 common shares, respectively, exercisable at the price of CAN$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2011 was $3,374, and the cash proceeds received was $1,893.

For the years ended December 31, 2011 and 2010, the Company has recorded $4,597 and $4,144, respectively, of compensation expense relating to the Share Plan Options.

March 8, 2012	16

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

6.	SHARE BASED PAYMENTS (CONTINUED)

Share Plan Awards (equity-settled awards)

The Share Plan permits DSAs and RSAs to be issued to key management personnel and senior employees. Under the Share Plan, key management personnel and senior employees are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. The RSAs vested immediately on the grant date, but pursuant to the Agreement, any shares issued under the shares program cannot be traded before June 8, 2012.

The number of share awards at December 31, 2011 and 2010 is as follows:

Number of
share awards
Outstanding at January 1, 2010	-
Granted	1,366,000
Shares issued	(60,000)
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	(77,000)
Outstanding at December 31, 2011	1,420,000

On June 8, 2010, 1,180,000 DSAs were awarded to employees, which cliff vest on June 8, 2012.

On June 10, 2010, the Company granted 60,000 RSAs to directors. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 10, 2010, an additional 126,000 DSAs were awarded to employees, which vest over three equal tranches with the first tranche vesting 12 months after the grant date.

On March 3, 2011, the Company granted 156,000 DSAs to executives and employees. The shares vest in three equal tranches beginning on the first anniversary of the grant date.

On May 3, 2011, the Company granted 35,000 RSAs to directors. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 10, 2011, 42,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

For the years ended December 31, 2011 and 2010, the Company has recorded $5,877 and $2,620, respectively, of compensation expense relating to DSAs and RSAs.

March 8, 2012	17

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

6.	SHARE BASED PAYMENTS (CONTINUED)

SARs (cash-settled)

The Group grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the years ended December 31, 2011 and 2010, the Company awarded 72,500 and 257,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Formula.

Number of SARs
Outstanding at January 31, 2010	-
Issued	257,000
Exercised	(2,000)
Outstanding at December 31, 2010	255,000
Issued	72,500
Exercised	(10,300)
Cancelled	(16,000)
Outstanding at December 31, 2011	301,200

Exercisable on December 31, 2010	51,000
Exercisable on December 31, 2011	102,200

As at December 31, 2011 and 2010:

  Vested SARs had a weighted averaged intrinsic value of $9.53 and $8.00 per share, respectively.

  The Company has recognized SARs short-term liability of $1,691 and $525 and long- term liability of $540 and $269, respectively.

  During the years ended December 31, 2011 and 2010, the Company has recorded $1,565 and $797, respectively, in compensation expenses.

March 8, 2012	18

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

6.	SHARE BASED PAYMENTS (CONTINUED)

Additional SARs information is as follows:

		Exercised/
Grant Date	Number issued	cancelled	Remaining	Vested
July 1, 2010	142,000	(26,300)	115,700	41,700
September 1, 2010	20,000		20,000	8,000
September 20, 2010	10,000		10,000	4,000
November 1, 2010	65,000		65,000	26,000
November 10, 2010	20,000	(2,000)	18,000	8,000
January 17, 2011	15,000		15,000	3,000
February 1, 2011	20,000		20,000	4,000
July 1, 2011	27,500		27,500	5,500
October 3, 2011	10,000		10,000	2,000
December 31, 2011	329,500	(28,300)	301,200	102,200

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in the IPO of the Company, the underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants have an exercise period of 24 months from the date of the IPO and the date of exercise of the over-allotment option.

On June 8, and June 17, 2010, the Company granted Underwriter warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

The warrants outstanding at December 31, 2011 and 2010, have a weighted average exercise price of CAN$6.00 per share and a weighted average contractual life of 2 years from the grant date.

At December 31, 2011 and 2010, the Company has outstanding warrants to purchase an aggregate 561,440 and 2,746,860 common shares, respectively, as follows:

			Number of		Warrants		Warrants
Issue	Price	Expiry	Warrants	Exercised	Outstanding at	Exercised	Outstanding at
Date	CAN	Date	Issued		Dec. 31, 2010		Dec. 31, 2011
6/8/2010	$6.00	6/8/2012	3,190,000	(711,100)	2,478,900	(1,968,500)	510,400
6/17/2010	$6.00	6/17/2012	319,000	(51,040)	267,960	(216,920)	51,040
			3,509,000	(762,140)	2,746,860	(2,185,420)	561,440

During the years ended December 31 2011 and 2010, warrants to purchase 2,185,420 and 762,140 common shares were exercised, resulting in cash proceeds of $13,391 and $4,482, respectively.

March 8, 2012	19

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

6.	SHARE BASED PAYMENTS (CONTINUED)

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at December 31, 2011. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the year.

The fair value of the Underwriter warrants were measured based on the Black-Scholes formula.

The inputs used in the measurement of the fair values (CAN) at grant date of the share- based payment plan are the following:

Fair value of share options	Share Option Program		SARs (cash-settled)		Underwriter Warrants
and assumptions	(equity-settled)
(Weighted Average)	2011	2010	2011	2010	2011	2010
Share Price at Grant Date	$17.76	$7.05	$15.94	$7.84	-	$6.04
Exercise Price	$18.69	$7.04	$10.00	$6.91	-	$6.00
Expected Volatility	60%	57%	55%	55%	-	62%
Expected Life of Options	5	5	5	5	-	2
Expected Div idend Yield	-	-	-	-	-	-
Risk Free interest rate	1.39%	1.77%	1.27%	1.27%	-	1.77%
Fair v alue at grant date	$9.57	$2.99	$8.26	$12.02	-	$2.13

7.	ESCOBAL PROJECT EXPENSES

A total of $39,564 was expensed for the Escobal Project in 2011.

	2011	2010
Salaries, wages and benefits	$3,199	$334
Share base compensation	1,299	696
General site infrastructure	10,062	-
Mine infrastructure	14,468	-
Engineering and design	2,007	2,151
Mine administration	5,423	965
Environmental expenses	590	123
Sustainable development	1,316	141
Depreciation, depletion and amortization	1,200	19
	$39,564	$4,429

March 8, 2012	20

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

8.	EXPLORATION EXPENSES

	2011	2010
Salaries, wages and benefits	$1,428	$428
Drilling	6,952	1,512
Assays	513	97
Other field supplies	1,146	418
	$10,039	$2,455

9.	GENERAL AND ADMINISTRATION EXPENSES

	2011	2010
Salaries, wages and benefits	$5,196	$2,906
Share base compensation	10,740	6,865
Other general & administrative expenses	3,156	2,619
	$19,092	$12,390

10.	SUBSIDIARIES

	Place of	Ownership	Principal
Name of Subsidiary	Incorporation	Percentage	Activity
Tahoe Resources USA Inc. (a)	Nevada, USA	100%	Services
Tahoe Swiss AG (b)	Switzerland	100%	Services
Escobal Resources Holding Limited (c )	Barbados	100%	Services
Minera San Rafael, S.A. (d)	Guatemala	100%	Operations

a.	Tahoe Resources USA Inc. was incorporated on February 2, 2010 by the Company.
b.	Tahoe Swiss AG was incorporated on May 20, 2010 by the Company.
c.	Escobal Resources Holding Limited was acquired by the Company on June 8, 2010.
d.	Minera San Rafael, S.A., was acquired by the Company on June 8, 2010.

11.	SEGMENT INFORMATION

The Company conducts its business as a single operating segment, that being the mining business in Guatemala. All mineral properties and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

March 8, 2012	21

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

12.	RELATED PARTIES

Related party transactions, in addition to related party transactions described elsewhere in these financial statements, include the following:

	(a)	Loans from Director

On January 14, 2010, the then sole Director of the Company loaned the Company CAN$400, and on February 8, 2010 an amount of CAN$1,500. The loans were non-interest bearing, repayable on demand and convertible, at the Director’s election, into common shares of the Company on the basis of 1,600,000 shares at CAN$0.25 per share and 750,000 shares at CAN$2.00 per share, respectively. These loans were converted to common shares on March 30, 2010.

	(b)	Founders’ Shares issued to Directors:
On April 29, 2010, the Company issued 750,000 common shares for CAN$2.00 per share for gross proceeds of CAN$1,500, to founding Directors of the Company.

	(c)	Key management personnel compensation:

In addition to their salaries, key management personnel, including the board of directors, the chief executive officer, vice presidents and department managers, also participate in the Company’s Share Plan (see note 6).

Key management personnel compensation comprised:

	2011	2010
Short-term employee benefits	$2,469	$2,623
Share-based payments	9,603	6,382
	$12,072	$9,005

(d)	Transactions with entity with significant influence over the Company:

Goldcorp Inc. (“Goldcorp”) holds an interest in the Company’s publicly traded shares which give it significant influence. All transactions with Goldcorp were undertaken on an arms-length basis (note 4).

13.	FINANCIAL RISK MANAGEMENT

Overview
The Group has exposure to the following risks from its use of financial instruments:

credit risk
liquidity risk
market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

March 8, 2012	22

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

13.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Risk Management Framework
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s financial liabilities at December 31, 2011 and 2010 includes accounts payable and accrued liabilities all of which are due within 6 months or less. The long-term liability consists of the SARS long-term portion.

Credit Risk
Credit risk is the risk of financial loss to the Group if a counter-party to a financial instrument fails to meet its contractual obligations.

The Group holds the majority of its cash and cash equivalents in CAN and USD with large reputable financial institutions in Canada.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange and interest rates will affect the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing return.

March 8, 2012	23

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

13.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign Exchange Risk
The Group is exposed to currency risk on cash and cash equivalents and accounts payables that are denominated in a currency other than the respective functional currency of the Group. The Group has significant CAN cash and cash equivalents resulting from the Company’s IPO and subsequent equity financing.

	December 31,	December 31,
	2011	2010
Cash in CAN	$299,255	$424,057
Cash in USD	49,799	10,717
Cash in other currencies	783	1,688
	$349,837	$436,462

Using the December 31, 2011 exchange rate of 0.9833, a 1% increase or decrease in the CAN to USD exchange rate would result in foreign exchange gain/loss of approximately $2,992 to the Company on its CAN holdings.

Interest Rate Risk
At the reporting date, the Group’s interest-bearing financial instruments related to cash and cash equivalents only.

14.	COMMITMENTS

The Group has entered into lease agreements for the rental of office facilities and housing that require minimum payments in the aggregate as follows:

December 31,
2011
Fiscal 2012	$837
Fiscal 2013	196
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$1,348

The Group has signed purchase orders to purchase equipment or receive services as follows:

December 31,
2011
Power line construction	$225
Plant Construction and equipment	41,042
Underground and surface equipment	12,922
Portals construction materials & supplies	3,755
Services and others	459
$58,403

March 8, 2012	24

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

15.	INCOME TAX

Income Tax Expense
The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2011	2010
Loss before income taxes	$(68,760)	$(7,813)
Statutory tax rate	26.5%	28.5%
Income tax benefit	18,221	2,227

Reconciling items:
Difference between statutory and foreign tax rates	(9,260)	(789)
Non-deductible stock-based compensation	282	(2,646)
Non-taxable foreign exchange gain	(1,235)	1,927
Non-deductible expenses	(1,032)	(823)
Unrecognized tax benefits	(7,383)	(93)
Income tax benefit (expense)	$(407)	$(197)

Deferred Tax Assets and Liabilities
The significant components of the Company’s deferred tax assets and liabilities are as follows:

Recognized deferred tax assets/liabilities	2011	2010
Deferred tax asset
Tax losses	$-	$769
Deferred tax liability
Unrealized foreign exchange gain on cash	-	(769)
Total	$-	$-

Deferred tax assets have not been recognized with respect to the following items:

Unrecognized deferred tax assets	2011	2010
Tax losses and tax credits	$7,020	$1,848
Deductible temporary differences	9,649	6,763
Total	$16,669	$8,611

Tax losses and tax credits
As at December 31, 2011, the Company had $27,690 of tax losses (2010: $9,875) for which none (2010: $2,901) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2031.

March 8, 2012	25

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except Per Share Information) Years Ended December 31, 2011 and 2010

15.	INCOME TAX (CONTINUED)

Deductible temporary differences
As at December 31, 2011, the Company had deductible temporary differences for which deferred tax assets of $ 9,649 (2010: $6,763) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The unrecognized deductible temporary difference will be deducted from taxable income in future years.

Taxable temporary differences
As at December 31, 2011, the Company had taxable temporary differences related to investments in subsidiaries of $466 million (2010: $477 million) that have not been recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

March 8, 2012	26